QUATERRA RESOURCES INC.

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

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Holder Account Number

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Form of Proxy - Annual General Meeting to be held on June 21, 2018

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every registered holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Appointees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the directions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted upon, the securities will be voted or withheld from voting accordingly; however, if such a choice is not specified in respect of any matter to be acted upon, this proxy will be voted in respect of such matter as recommended by Management.
6. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
7. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 AM, Pacific Time on June 19, 2018.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- Smartphone? Scan the QR code to vote now.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Appointees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We being holder(s) of Quaterra Resources Inc. (the "Company"), hereby appoint: Thomas Patton, Chairman, or failing him, Gerald Prosalendis, President,

OR

Print the name of the person you are appointing if this person is someone other than the Management Appointees listed herein.

as my/our proxyholder with full power of substitution to attend, act and to vote for and on behalf of the shareholder in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Quaterra Resources Inc. to be held at Suite 1100, 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5, on June 21, 2018 at 10:00 AM, Pacific Time (the "Meeting") and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Number of Directors To set the number of Directors at five (5).	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Thomas Patton	☐	☐	02. Gerald Prosalendis	☐	☐	03. John Kerr	☐	☐
04. LeRoy Wilkes	☐	☐	05. Terrence Eyton	☐	☐			

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	For	Withhold
3. Appointment of Auditors Appointment of PricewaterhouseCoopers LLP as Auditor of the Company.	☐	☐

	For	Against
4. 2018 Rolling Incentive Stock Option Plan To approve the 2018 Rolling Incentive Stock Option Plan as more particularly set forth in the Information Circular in respect of the Meeting.	☐	☐

	For	Against
5. Shareholder Rights Plan To approve the Shareholder Rights Plan as more particularly set forth in the Information Circular in respect of the Meeting.	☐	☐

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	For	Against
6. New Articles To approve the new Articles of Incorporation as more particularly set forth in the Information Circular in respect of the Meeting.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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